FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                        No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                        No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Significant event, dated February 21st, 2008 regarding the sale of 14.9% of YPF to the Petersen Group for the amount of 2,235 million dollars.

Significant Event

Chief Financial Office	Paseo de la	Tls. 91 348 81 00
	Castellana, 278-280	91 348 80 00
	28046 Madrid	Fax 91 314 28 21
	Spain	91 348 94 94
www.repsolypf.com

Madrid, February 21st, 2008

For the amount of 2,235 million dollars

REPSOL YPF EXECUTES THE SALE OF 14.9% OF YPF TO THE PETERSEN GROUP

Today, in Madrid Repsol YPF executed the sale of 58,603,606 Class D shares, in the form of ADSs, of YPF, representing 14.9% of YPF’s capital stock, for 2,235 million US dollars (38.14 US dollars per share) to Petersen Energía, S.A. (a member of the Argentinean Group Petersen). The transaction, which values YPF at 15 billion US dollars, will significantly contribute to a greater diversification of the Repsol YPF Group’s assets and to its organic growth.

Both companies reached an agreement which also provides that the Petersen Group may increase its interest to up to 25%, by means of an option to purchase an additional 10.1%.

The transaction executed today includes financing arrangements and its terms have been fully disclosed as required by the US Securities and Exchange Commission (SEC), the Argentinean Securities Commission (Comisión Nacional de Valores), and the Spanish Securities Exchange Commission (Comisión Nacional del Mercado de Valores).

After the inclusion of the new Argentinean partner, Repsol YPF will continue to be the controlling shareholder. Antonio Brufau will chair YPF and its Board of Directors. Enrique Eskenazi will occupy the Vice Chairmanship; Sebastian Eskenazi will be the Chief Executive Officer, and Antonio Gomis the Chief Operating Officer. The composition of YPF’s Board of Directors will reflect the new shareholding structure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 21st, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer